May 4, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	NantHealth, Inc.
Registration Statement on Form S-3
Filed March 31, 2021
File No. 333-254937

Acceleration Request
	Requested Date:	May 6, 2021
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NantHealth, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-254937) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Thomas Hornish at (858) 350-2392.

Sincerely,

NANTHEALTH, INC.

/s/ Bob Petrou
Bob Petrou
Chief Financial Officer

cc:	Brandon Villery, NantHealth, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Thomas Hornish, Wilson Sonsini Goodrich & Rosati, P.C.